UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2023

Commission File Number: 001-39461

NANO-X IMAGING LTD

Communications Center

Neve Ilan, Israel 9085000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

On August 17, 2023, NANO-X IMAGING LTD (the “Company”) issued a press release, a copy of which is attached hereto as Exhibit 99.1, and incorporated herein by reference.

In the press release the Company uses certain financial measures that are not prepared in accordance with generally accepted accounting principles in the United States (“GAAP”). The non-GAAP financial measures that appear in the press release exclude (among other things) legal and other related expenses in relation to the following legal matters among other matters.

For information on other components that were excluded in preparation of the non-GAAP financial measures, please refer to the press release.

The press release attached as Exhibit 99.1 hereto corrects an error made in the Company’s statement of cash flows for the second fiscal quarter ended June 30, 2022. The Company’s Form 6-K filed with the SEC on August 16, 2022 included approximately $13.56 million in “Proceeds from the sale of marketable securities” that should not have been included in “Cash flows from financing activities,” but should have been included (a) in the amount of $12.5 million as proceeds from maturity of marketable securities and purchase of marketable securities in “Cash flows used in Investing activities” and (b) in the amount of $1.06 million as amortization of premium, discount and accrued interest on marketable securities in “Cash flows used in Operating activities.” The Company has retroactively corrected the classification, and the change has no impact on the Company’s overall cash position as of June 30, 2022. This error is related to the Company’s previously discussed material weaknesses in its internal control over financial reporting, all as described in Item 15, “Controls and Procedures” of the Company’s Form 20-F for the year ended December 31, 2022 filed on May 1, 2023. Pursuant to the Company’s remediation plan, the Company is in the process of remediating the material weakness and is committed to maintaining a strong internal controls environment, including enhancing and supplementing the finance team and resources with an appropriate level of knowledge and experience in internal control over financial reporting requirements.

Legal Proceedings

As previously disclosed, the Division of Enforcement of the U.S. Securities & Exchange Commission (the “SEC” or the “Commission”) notified the Company that it is conducting an investigation to determine whether there had been any violations of the federal securities laws. The Company received a subpoena from the SEC requesting that the Company provide documents and other information relating to the development cost of the Company’s Nanox.ARC prototypes, as well as the Company’s estimate for the cost of assembling the final Nanox.ARC product at scale, among other things, and the Company has provided documents and information to the SEC. The Company has cooperated with the SEC in responding to its requests. The Company and Ran Poliakine, Chairman of the Board of Directors of the Company, have reached agreements in principle with the SEC staff to settle this matter. The agreements are subject to finalization, including any financial remedies, which the Company estimates will be approximately $650,000 in civil penalties from the Company and less than $500,000 in penalties, disgorgement and prejudgment interest from Mr. Poliakine. Final resolution of this matter is subject to preparation and negotiation of documentation satisfactory to all the parties, including, with respect the Company, approval by the Company’s board of directors and, in the case of the SEC, authorization by the Commission, as well as approval by a federal district court. The Company can provide no assurances that satisfactory final agreements will be reached, that authorization by the Commission or approval by the court will be obtained, or with respect to the timing or terms of any such agreements, authorization, and approval.

As previously disclosed, in September 2020, two securities class action complaints were filed in the United States District Court for the Eastern District of New York against the Company and certain then-current officers and a director, which were subsequently consolidated and captioned as White v. Nano-X Imaging Ltd. et al, Case No. 1:20-cv-04355, alleging violations of securities laws on behalf of all persons and entities that purchased or otherwise acquired the Company’s publicly traded securities between August 21, 2020 and September 15, 2020, and seeking unspecified damages. On December 7, 2020, proposed lead plaintiffs submissions were fully briefed, on August 10, 2022, Magistrate Judge Marcia M. Henry issued a Report and Recommendation, recommending that the Court approve Derson O. Jolteus and Edward Ko as lead plaintiffs, and on August 30, 2022, Judge William Kuntz adopted the Report and Recommendation. On June 24, 2022, the Company moved to consolidate this action with the action captioned McLaughlin v. Nano-X Imaging Ltd. et al, Case No: 1:21-cv-05517, discussed further below. The Company’s motion to consolidate remains outstanding. On October 31, 2022, Lead Plaintiffs filed an amended complaint, which alleges that defendants violated the federal securities laws in connection with certain disclosures regarding the Company’s FDA submission and customer contracts, among other allegations. Lead Plaintiffs seek to represent a class of investors who purchased the Company’s publicly traded securities between August 21, 2020 and September 15, 2020. On February 3, 2023, the Company moved to stay this action in favor of the McLaughlin action, or, in the alternative, until the Company’s pending motion to consolidate was decided. The Company has not yet responded to the amended complaint.

On October 5, 2021, a class action complaint was filed in the United States District Court for the Eastern District of New York against the Company and certain of its officers, captioned McLaughlin v. Nano-X Imaging Ltd. et al, Case No. 1:21-cv-05517. On January 25, 2022, Magistrate Judge Peggy Kuo appointed Davian Holdings Limited as Lead Plaintiff in the McLaughlin v. Nano-X Imaging Ltd. et al, Case No. 1:21-cv-05517. On April 12, 2022 and in the same case, the Lead Plaintiff filed an amended complaint, which alleges that defendants violated the federal securities laws in connection with certain disclosures concerning the cost of the Nanox.ARC system as well as the comparison of the Nanox.ARC to CT scanners, among other allegations. Lead Plaintiff seeks to represent a class of investors who purchased the Company’s publicly-traded securities between August 21, 2020 and November 17, 2021. The Company moved to dismiss the amended complaint, and briefing on that motion was completed on September 9, 2022, and it remains outstanding.

As previously disclosed, the Company entered into a term sheet on April 28, 2023, to settle all shareholder class action litigation related to the McLaughlin action and the consolidated White action. On June 2, 2023, the Company entered into a formal settlement agreement to settle those actions for $8 million. The settlement remains subject to court approval among other conditions.

On May 1, 2023, the Company received a notice alleging several causes of action, including breach of a consulting agreement between the claimant and Nanox Gibraltar PLC (the “Gibraltar Entity”) that was entered into in 2015. The claimant’s demand from the Company is for the payment of approximately $1.26 million for unpaid consulting fees from the Gibraltar Entity and approximately $25 million connection with his claimed entitlement to securities in the Gibraltar Entity. The Company believes the allegations against the Company have no merit and intends to defend its position vigorously.

The information contained in this report, except the third paragraph of Exhibit 99.1, which contains certain quotes by the Chief Executive Officer of the Company, and the last sentence of the twenty-first paragraph of Exhibit 99.1, is hereby incorporated by reference into the Registration Statement on Form F-3, File No. 333-271688, and Form S-8, File No. 333-248322.

EXHIBIT INDEX

Exhibit No.	Exhibit
99.1	Press release, dated August 17, 2023.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NANO-X IMAGING LTD

By:	/s/ Ran Daniel
Name:	Ran Daniel
Title:	Chief Financial Officer

Date: August 17, 2023

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